EXHIBIT 1
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[Desc Logo]                               FOR IMMEDIATE RELEASE

                                            Contact:   DESC
                                                       Arturo D'Acosta Ruiz
                                                       Mariana Alvarez  Neder
                                                       011 525 261 8000
                                                       desc@mail.desc.com.mx
                                                               - or -
                                                       CITIGATE DEWE ROGERSON
                                                       Mikhal Stein
                                                       305 381 6500
                                                       mstein@cg-mi.com

                   DESC S.A. DE C.V. ANNOUNCES US$ 15 MILLION
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                         REPURCHASE OF OUTSTANDING DEBT
                         ------------------------------


         MEXICO CITY, Mexico, January 6, 2000 -- DESC, S.A. de C.V. (NYSE: DES;
BMV: DESC) today announced that in December, Dine, S.A. de C.V., its real estate subsidiary, bought back 10% of its 83/4 Guaranteed Notes due 2007. The transaction, equivalent to a nominal amount of US $15 million, was repurchased using the Company's own resources. The operation was done at a discount of 10%.

         The objective of the transaction follows the Desc's strategy of reducing its debt level. Subsequent to the repurchase, the outstanding balance in Guaranteed Notes is US$ 135 million.

         DESC S.A. de C.V., headquartered in Mexico City, is one of the largest industrial groups in Mexico. Through its wholly-owned subsidiaries, DESC is engaged in the auto-parts, chemicals, food, consumer products and real estate industries. More information about DESC S.A. de C.V. can be obtained via the Internet at www.desc.com.mx.

DESC S.A. de C.V.
Paseo del los Tamarindos 400-B
Bosques de las Lomas
05120 Mexico D.F.
www.desc.com.mx

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